UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K
________________

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-15787

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

New England Life Insurance Company Agents’ Retirement Plan and Trust

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

New England Life Insurance Company
Agents’ Retirement Plan and Trust

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
New England Life Insurance Company Agents’ Retirement Plan and Trust

We have audited the accompanying Statements of Net Assets Available for Benefits of the New England Life Insurance Company Agents’ Retirement Plan and Trust (the “Plan”) as of December 31, 2016 and 2015, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental Schedule of Assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
June 28, 2017

New England Life Insurance Company
Agents' Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	As of December 31,
	2016	2015
Assets:
Participant directed investments - at estimated fair value (see Note 3)	$52,566,027	$70,669,529
Participant directed investments - at contract value (see Note 4)	99,208,416	103,022,919

Net assets available for benefits	$151,774,443	$173,692,448

See accompanying notes to financial statements.

New England Life Insurance Company
Agents' Retirement Plan and Trust

Statement of Changes in Net Assets Available for Benefits

For the
Year Ended
December 31, 2016
Additions to net assets attributed to:
Interest and dividend income	6,229,748
Net appreciation of investments	5,482,586
Total additions	11,712,334
Deductions from net assets attributed to:
Benefit payments to Participants	33,500,872
Investment management fees and operating expenses	129,467
Total deductions	33,630,339
Net decrease in net assets	(21,918,005)
Net assets available for benefits:
Beginning of year	173,692,448
End of year	$151,774,443

See accompanying notes to financial statements.

New England Life Insurance Company
Agents' Retirement Plan and Trust

Notes to Financial Statements

1.	Description of the Plan
The following description of New England Life Insurance Company Agents’ Retirement Plan and Trust, as amended (the “Plan”), is provided for general information purposes only. Participants (as defined below under “Participation”) should refer to the Plan document for a more complete description of the Plan, including how certain terms used in these Notes are defined.
New England Life Insurance Company (the "Company") froze the Plan as of December 31, 2014. Accordingly, no employer or employee contributions have been or will be made to the Plan and no individual that is not a Participant as of that date will become a Participant. Participant service with the Company, Metropolitan Life Insurance Company ("MetLife"), or any other affiliated companies on or after January 1, 2015 will not count for any Plan purpose, except to determine whether a Participant has sufficient service to be eligible for early retirement benefits under the Plan. Participants who 1) were eligible to participate in the Plan as of December 31, 2014, or 2) transferred their business or employment relationship from the Company to MetLife during 2014 and were providing services to MetLife as of December 31, 2014, were fully vested in their Plan accounts as of December 31, 2014.
In addition, as of January 1, 2015, Participants may request distributions from the Plan thirty (30) days following the date of termination of the Participants’ employment or business relationship with MetLife and affiliated companies, rather than one year following the date of such termination.
General Information
The Plan, a money purchase pension plan sponsored by the Company, is intended to comply with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the United States Internal Revenue Code (“IRC”). The administrator of the Plan (the “Plan Administrator”) is the Company, which has delegated that duty to one of its officers. The Company is a wholly-owned subsidiary of MetLife. Recordkeeping services are performed for the Plan by a third party unaffiliated with the Company, the Plan’s “Recordkeeper.”
The Plan provides the following investment options through participation in various group annuity contracts (each, a “GAC”), which are MetLife separate account funds:

Separate Account Funds	Separate Account(s)

Bond Index Fund	Separate Account #377
Balanced Index Fund	Separate Account #730
Large Cap Equity Index Fund	Separate Account #MI
Large Cap Growth Index Fund	Separate Account #611
Large Cap Value Index Fund	Separate Account #593
Mid Cap Equity Index Fund	Separate Account #612
Small Cap Equity Index Fund	Separate Account #596
International Equity Fund	Separate Account #79
The Plan also offers Participants the option to invest in a fund consisting primarily of shares of common stock of MetLife, Inc., an affiliate of the Company. This fund, known as the MetLife Company Stock Fund, is held in trust by The Bank of New York Mellon Corporation (“BNY Mellon”) as trustee.
The NEF Stable Value Fund is invested in the general account of MetLife.
The separate account funds, the NEF Stable Value Fund and the MetLife Company Stock Fund together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all Participants the ability to transfer funds out of the Core Funds into a Self-Directed Brokerage account (“SDA”). The SDA functions in a manner similar to that of a personal brokerage account by providing Participants with direct access to a variety of mutual funds that are available to the general public through mutual fund families. The SDA is held in trust by BNY Mellon as trustee.

New England Life Insurance Company
Agents' Retirement Plan and Trust

Notes to Financial Statements - (Continued)

Participation
Subject to the terms described under Description of the Plan above, full-time insurance agents of the Company and employee agents prior to December 31, 2014, each as defined in and with such exceptions as set forth in the Plan document, who executed an agent contract with the Company are “Participants” eligible to participate in the Plan. Participants’ eligibility began on the first day of the month after they executed that contract.
Participant Accounts
The Recordkeeper maintains individual account balances for each Participant. Each Participant’s account was credited with contributions, charged with withdrawals, and allocated investment earnings and losses as provided by the Plan document. A Participant is entitled to the benefits that generally are equal to the Participant’s vested account balance determined in accordance with the Plan document, as described below.
Contributions
No employer or Participant contributions were made to the Plan during 2016 (See Note 1, "Description of the Plan").
Withdrawals and Distributions
A Participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a Participant’s (or, if the Participant has died, the Participant’s beneficiary’s) request in connection with his or her retirement after reaching age 55 with at least 10 years of service, total disability, or death. The Participant or beneficiary may elect to receive either a lump sum, installment payments, or annuity actuarially equivalent in value to the Participant’s account as of the date of distribution.
For a Participant who elects an annuity, the Plan purchases an individual annuity contract from MetLife. Upon the purchase of such an annuity, the benefits thereunder become fully guaranteed by MetLife. Accordingly, the Plan’s financial statements exclude assets which pertain to such annuity contracts.
Upon termination of employment with the Company and MetLife - affiliated companies other than in circumstances of retirement, total disability, or death, Participants may receive benefits in the form of a lump sum distribution 30 days following termination of employment.
Participants may withdraw up to 25% of their account balance at age 62 while remaining actively employed by the Company and actively participating in the Plan.
Vesting
All Participants are fully vested in their Plan accounts (See Note 1, "Description of the Plan").
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan utilizes various investment vehicles, including the insurance company general account and separate accounts, mutual funds, and the MetLife Company Stock Fund. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as in the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements.

New England Life Insurance Company
Agents' Retirement Plan and Trust

Notes to Financial Statements - (Continued)

Investment Valuation and Income Recognition
The Plan’s investments are reported at estimated fair value, with the exception of the fully benefit-responsive investments. The NEF Stable Value Fund, which represents a fully benefit-responsive stable value fund in the general account of MetLife (see Note 4), is reported at contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits.
The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition. Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring the judgment of Plan management are used to determine the fair value of assets and liabilities.
Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments.
Contributions
No contributions were made to the Plan in 2016.
Investment Management Fees and Operating Expenses
Except for a limited amount of fees related to Participant transactions, operating expenses of the Plan are paid by MetLife. Investment management fees charged to the Plan are paid out of the assets of the Plan and are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments.
Payment of Benefits
Benefit payments to Participants are recognized when paid.
Adoption of New Accounting Pronouncements
Effective January 1, 2016, the Plan adopted Financial Accounting Standards Board ("FASB") ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The ASU removes certain disclosures and the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient.
The Plan has applied the provisions retrospectively. The adoption of this guidance is reflected in the fair value hierarchy table in Note 3, where the investments valued using NAV per share as a practical expedient are excluded from categorization in the fair value hierarchy.
Future Adoption of New Accounting Pronouncements
In January 2016, the FASB issued new guidance ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities on the recognition and measurement of financial instruments. The new guidance is effective for fiscal years beginning after December 15, 2018 for employee benefit plans. Early adoption of practices consistent with the guidance is permitted for the instrument-specific credit risk provision. The new guidance changes the current accounting guidance related to (i) the classification and measurement of certain equity investments, (ii) the presentation of changes in the fair value of financial liabilities measured under the fair value option that are due to instrument-specific credit risk, and (iii) certain disclosures associated with the fair value of financial instruments. The new guidance will not have an impact on the Plan’s financial statements upon adoption.

New England Life Insurance Company
Agents' Retirement Plan and Trust

Notes to Financial Statements - (Continued)

3. Fair Value Measurements
When developing estimated fair values, the Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2
Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.
The estimated fair values of the Plan’s interests in the Core Funds (excluding the MetLife Company Stock Fund and the NEF Stable Value Fund) are determined by reference to the underlying assets of the respective separate accounts. The underlying assets of each respective separate account, which are principally comprised of cash investments and marketable equity and fixed income securities, reflect accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to Participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair value of the underlying assets in each separate account is expressed in the form of a NAV for each respective separate account. NAV's are calculated and provided daily by the Company and represent the price at which Participant-directed contributions and transfers are effected. The NAV is used as a practical expedient to estimate fair value. There are no participant redemption restrictions for these investments.
The estimated fair value of the funds held in the SDA is determined by reference to the underlying shares of the publicly available mutual funds held within each Participant’s respective account. Such estimated fair value is based on the NAV published by the respective fund managers on the applicable reporting date. Accordingly, such unit values were classified within Level 1 of the fair value hierarchy.
The estimated fair value of each of the MetLife Company Stock Fund is based on the price of MetLife, Inc. common stock, which is traded on the New York Stock Exchange.
For the year ended December 31, 2016 and 2015, there were no significant transfers among levels. The estimated fair values and their corresponding fair value hierarchy are summarized as follows:

		Estimated Fair Value Measurements
		Balance as of December 31, 2016
	Total Estimated Fair Value	Level 1	Level 2	Level 3
SDA	$2,258,156	$2,258,156	$ —	$ —
MetLife Company Stock Fund	743,055	—	743,055	—
Total	3,001,211	$2,258,156	$743,055	$—
Investments measured at NAV as a practical expedient (a)	49,564,816
Total Investments at fair value	$52,566,027

New England Life Insurance Company
Agents' Retirement Plan and Trust

Notes to Financial Statements - (Continued)

		Estimated Fair Value Measurements
		Balance as of December 31, 2015 (As Adjusted)
	Total Estimated Fair Value	Level 1	Level 2	Level 3
SDA	$2,471,466	$2,471,466	$ —	$ —
MetLife Company Stock Fund	1,086,907	—	1,086,907	—
Total	3,558,373	$2,471,466	$1,086,907	$—
Investments measured at NAV as a practical expedient (a)	67,111,156
Total Investments at fair value	$70,669,529
(a) Investments that are measured at NAV per share (or its equivalent) as a practical expedient to estimate fair value are excluded from the fair value hierarchy (see Note 2).
4. Fully Benefit-Responsive Investments with MetLife
The NEF Stable Value Fund is an investment in the general account of MetLife. That fund is considered a fully benefit-responsive investment under GAAP. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less Participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent.
The Plan’s investment in the NEF Stable Value Fund had a contract value of $99,198,340 and $103,017,594 as of December 31, 2016 and 2015, respectively. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the Participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.
The fully benefit-responsive investment has certain restrictions. For example, a partial plan termination or meaningful divestitures are events that could result in such restrictions that may affect the ability of the Plan to collect the contract value. Plan management believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. The Company may not terminate the contract at any amount less than the contract value.
While the Plan Administrator may do so at any time, the Company does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company as the issuer of the contract that constitutes this fully benefit-responsive stable value fund.
5. Related Party Transactions

Related party transactions between the Plan and MetLife qualify as exempt party-in-interest transactions as that term is defined under ERISA. Certain Plan investments include separate accounts managed by MetLife. The fair value of these investments was $49,564,816 and $67,111,156 as of December 31, 2016 and 2015, respectively. Total net appreciation, including realized and unrealized gains and losses, for the investments was $5,482,586 for the year ended December 31, 2016. During the year ended December 31, 2016, the Plan recorded dividend income on these investments of $1,216,813. During the year ended December 31, 2016, the Company received $126,019 from the Plan for investment management fees.
The Plan invests in the NEF Stable Value Fund, which is a fully benefit-responsive stable value fund in the general account of MetLife. The contract value of these investments was $99,198,340 and $103,017,594 as of December 31, 2016 and 2015, respectively. Total investment income from the NEF Stable Value Fund was $4,752,277 for the year ended December 31, 2016.

New England Life Insurance Company
Agents' Retirement Plan and Trust

Notes to Financial Statements - (Continued)

As of December 31, 2016 and 2015, the Plan held in trust, 13,831 and 22,257 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund, respectively, with a cost basis of $542,405 and $872,669, respectively. During the year ended December 31, 2016, the Plan recorded dividend income on MetLife, Inc. common stock of $43,478.
Certain employees of the Company’s affiliates perform services for the Plan. As permitted under the Plan document, certain affiliates of the Company charge the Plan for a portion of the direct expenses incurred by such affiliates for the employees who provide services for the Plan.
6. Termination of the Plan
The Company reserves the right to amend, modify or terminate the Plan at any time. In the event of a such termination, each Participant would be fully vested in Company contributions made to the Plan and would have a right to receive a distribution of his or her interest in accordance with the provisions of the Plan.
7. Federal Income Tax Status
The United States Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated April 29, 2014 that the terms of the Plan document satisfy the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the IRC and the Plan document and continues to be tax exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2016.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS and/or the United States Department of Labor; however, there are currently no audits of the Plan in progress.

New England Life Insurance Company
Agents' Retirement Plan and Trust

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
As of December 31, 2016

		(c) Description of Investment, Including
	(b) Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,
(a)	Lessor, or Similar Party	Par, or Maturity Value	(d) Cost	(e) Current Value
*	Metropolitan Life Insurance Company	Fully Benefit-Responsive Investment:**
		NEF Stable Value Fund (GAC 50646-001)	****	$99,198,340
		Total assets in fully benefit-responsive investments		99,198,340

*	Metropolitan Life Insurance Company	Separate Account Funds:***
		Bond Index (GAC 35238-007)	****	1,632,571
		Balanced Index (GAC 35238-008)	****	3,058,491
		Large Cap Equity Index (GAC 35238-002)	****	20,116,707
		Large Cap Growth Index (GAC 35238-001)	****	6,697,867
		Large Cap Value Index (GAC 35238-004)	****	1,014,990
		Mid Cap Equity Index (GAC 35238-006)	****	7,009,745
		Small Cap Equity Index (GAC 35238-005)	****	5,766,636
		International Equity Index (GAC 35238-003)	****	4,267,809
		Total Separate Account Funds		49,564,816
*	New England Life Insurance Company	MetLife Company Stock Fund***	****	743,055
		SDA Account***		2,258,156
		General Account Fund - Forfeiture Account**		10,076
		Net assets available for benefits	****	$151,774,443

*    The Company and MetLife are parties-in-interest that are permitted to engage in these transactions.
**    Value at contract value.
***    Value at estimated fair value.
****    Cost has been omitted with respect to Participant-directed investments.

New England Life Insurance Company
Agents' Retirement Plan and Trust

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New England Life Insurance Company
Agents' Retirement Plan and Trust

By:    /s/ Mark J. Davis
Name:    Mark J. Davis
Title:    Plan Administrator

Date: June 28, 2017

New England Life Insurance Company
Agents' Retirement Plan and Trust

Exhibit Index

Exhibit
Number        Exhibit Name

23.1        Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement No. 333-148024 on Form S-8 of MetLife, Inc., of our report dated June 28, 2017, relating to the financial statements and supplemental schedule of the New England Life Insurance Company Agents’ Retirement Plan and Trust appearing in this Annual Report on Form 11-K of the New England Life Insurance Company Agents’ Retirement Plan and Trust for the year ended December 31, 2016.

Certified Public Accountants
Tampa, Florida
June 28, 2017